

Mail Stop 3561

December 11, 2008

Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
1515 Red Top Rd.
P.O. Box 1280
Tombstone, AZ 85638

> **RE:** **Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 0-29922**

Dear Mr. Brown:

We reviewed your response letter dated December 1, 2008 to our comment letter dated October 28, 2008 and the draft of your proposed amendment submitted with your response, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that page references identified below refer to the proposed amendment submitted with your response.

<u>Item 3. Key Information, page 8</u>

1.   We note that are several amounts in selected financial data that differ from the amounts in your consolidated financial statements. Please revise.

2.   Please include the cumulative translation adjustment in the capitalization and indebtedness table on page 9.

Item 5. Operating and Financial Review and Prospects, page 23

Operating Results, page 23

3.   Please revise net loss amounts so that the amounts agree with the financial
        statements included in the filing.

Consolidated Financial Statements, page F-3

4.   We reviewed the proposed revisions to your disclosure in response to comment
        four in our letter dated October 28, 2008. Please further revise to label the
        accumulated columns in the statements of operations and cash flows and the
        appropriate line items in the statement of stockholders' equity "as restated."

5.   We reviewed the proposed revisions to your disclosure in response to comment
        five in our letter dated October 28, 2008. It is still unclear to us how you
        determined the inception date of development stage activities. We note your
        disclosure on page 14 that your operations were dormant from November 2003
        until November 27, 2006. Please explain to us your basis for concluding that
        inception of the development stage is October 30, 1997. Refer to footnote 7 of
        SFAS 7 which appears to suggest that November 27, 2006 might be the inception
        of the development stage. Notwithstanding the preceding, tell us why you have
        not presented the statement of stockholders' equity from inception. Refer to
        paragraph 11.d. of SFAS 7.

Consolidated Statements of Operations, page F-3

6.   We note that you classified asset impairment charges in other income (expenses)
        and impairment of mineral properties in expenses. It appears that asset
        impairment charges reflected in the accumulated column should be classified in
        expenses on a consistent basis with impairment of mineral properties. Please tell
        us your rationale for classifying these impairment charges in a different manner.

Statements of Cash Flows, page F-4

7.   Please tell us why the effect of exchange rate on cash equals the amount of
        foreign currency translation adjustments reported in stockholders' equity. Also
        tell why you believe your accounting policy complies with paragraph 25 of SFAS
        95.

Note 2. Summary of Significant Accounting Policies, page F-7

Stock-Based Compensation, page F-9

8.   We reviewed your response to comment seven in our letter dated October 28, 2008 and we reissue our previous comment. Please disclose how you determine the measurement date for equity instruments issued to other than employees for acquiring goods or services. Refer to Issue 1 of EITF 96-18.

Note 10. Restatement, page F-14
December 31, 2007, page F-15

9.   The adjustment related to the impairment of mineral properties described in the first bullet point differs from the amount disclosed in the balance sheet and statement of operations tables. Please revise or advise.

10.   It appears that the reclassification of the fair value of common shares issued for finders' fees from consulting expense to additional paid in capital as described in the fourth bullet point resulted in a decrease in additional paid in capital. Please revise or advise.

11.   Please show us how to reconcile the adjustments to common stock described in the bullet points to the aggregate adjustment shown in the balance sheet table on page F-17. Please also tell us the impact, if any, of the adjustments to prepaid expenses and amounts due to related parties for fiscal year 2006 on your financial statements for fiscal 2007. In addition, revise your disclosure to facilitate an understanding of the nature and amount of fiscal 2007 adjustments related to the fiscal 2006 adjustments to prepaid expenses and amounts due to related parties.

12.   Please add tables showing the effect of the error corrections on each financial statement line item for the period from inception. If necessary, provide additional disclosure regarding the nature and amount of adjustments not presently disclosed.

13.   We note that general and administrative and impairment of mineral properties expenses reflected in the restated fiscal 2007 statement of operations column in the table on page F-15 differ from the statements of operations on page F-3. Please revise or advise.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief